

Mail Stop 4628

June 24, 2016

Via E-mail
Maryann T. Mannen
Executive Vice President and Chief Financial Officer
FMC Technologies, Inc.
5875 N. Sam Houston Parkway W.
Houston, Texas 77086

     Re: **FMC Technologies, Inc.**
          Form 10-K for the Fiscal Year ended December 31, 2015
          Filed February 24, 2016
          File No. 001-16489

Dear Ms. Mannen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Karl Hiller

          Karl Hiller
          Branch Chief
          Office of Natural Resources